                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                               (Amendment No. 1)/1/

                           Photoelectron Corporation
 -------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
 -------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   719320103
                             ---------------------
                                (CUSIP Number)

                                PYC Corporation
                          c/o Aegeus Shipping Co. Ltd.
                               17-19 Akti Miaouli
                             Piraeus 185 35  Greece
                                 30 1 4170 895
        ---------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 17, 2001
                  ------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10 Pages)

--------------------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                       --------------------
 CUSIP NO. 719320103                 13D/A                   PAGE 2 OF 10 PAGES
---------------------                                       --------------------


 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PYC Corporation
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Liberia
--------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                         5,826,592
  NUMBER OF      ---------------------------------------------------------------
                   8.  SHARED VOTING POWER
   SHARES                 0
BENEFICIALLY     ---------------------------------------------------------------
  OWNED BY         9.  SOLE DISPOSITIVE POWER
    EACH                  5,826,592
 REPORTING       ---------------------------------------------------------------
   PERSON         10.  SHARED DISPOSITIVE POWER
    WITH                  0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,826,592
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        45.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 719320103               13 D/A                     Page 3 of 10 Pages
-------------------                                          ------------------

          This Amendment No. 1 to the Schedule 13D filed on February 14, 2001 amends and restates in its entirety such Schedule 13D.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Photoelectron Corporation (the "Company"), a Massachusetts corporation. The principal executive offices of the Company are located at 5 Forbes Road, Lexington, Massachusetts 02421.

Item 2.   Identity and Background.
          -----------------------

          This Statement is filed by PYC Corporation ("PYC"). PYC's business address is c/o Aegeus Shipping Co. Ltd., 17-19 Akti Miaouli, Piraeus 185 35 Greece. PYC's principal business is investing in securities of other companies. PYC is organized under the laws of Liberia.

          During the five years prior to the date hereof, PYC has not been convicted in a criminal proceeding, nor has PYC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Peter Markou Nomikos is an advisor of PYC. Theodora P. Nomikos is a Director of PYC. The business address for Peter Markou Nomikos and Theodora Nomikos is c/o Aegeus Shipping Co. Ltd., 17-19 Akti Miaouli, Piraeus 185 35 Greece. Peter Markou Nomikos is also the Chairman of the Board of Directors of the Company and Petronome Corporation. Theodora Nomikos is not currently employed.

          During the five years prior to the date hereof, Peter Markou Nomikos and Theodora Nomikos have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have Peter Markou Nomikos or Theodora Nomikos been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Peter Markou Nomikos and Theodora Nomikos are citizens of Greece.

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CUSIP No. 719320103               13 D/A                     Page 4 of 10 Pages
-------------------                                          ------------------

          Mr. Griffith Roberts is a Director of PYC and Manager of Nomikos London Limited. Mr. Roberts' business address is 114 Middlesex Street, London E17HY United Kingdom.

          During the five years prior to the date hereof, Mr. Roberts has not been convicted in a criminal proceeding, nor has Mr. Roberts been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Roberts is a citizen of the United Kingdom.

          Mr. Peter C. Nomikos is a Director and President of PYC. The business address for Peter C. Nomikos is c/o Aegeus Shipping Co. Ltd., 17-19 Akti Miaouli, Piraeus 185 35 Greece.

          During the five years prior to the date hereof, Mr. Nomikos has not been convicted in a criminal proceeding, nor has Mr. Nomikos been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Nomikos is a citizen of Greece.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to a Loan Agreement dated November 15, 1999, PYC provided the Company with a short term line of credit in the principal amount of $2,250,000 at an annual percentage rate of 8% (the "Loan Agreement"). PYC used corporate funds to finance the short term line of credit. Between November 18, 1999 and April 7, 2000, the Company granted PYC warrants for 450,000 shares of Common Stock in fulfillment of the Company's obligations under the Loan Agreement.

          On June 2, 2000, subsequent to the date the short term line of credit under the Loan Agreement became due and payable, PYC converted the short term line of credit into an equivalent face amount 10% Senior Convertible Debenture. The total principal and interest due on the short term line of credit and converted to a debenture on June 2, 2000 was $2,312,755.56. Also on June 2, 2000, Peter Markou Nomikos converted his Amended and Restated 8% Subordinated Convertible Note in the amount $786,153.34 (including principal and accrued interest) into an equivalent face amount 10% Senior Convertible Debenture. Mr.

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CUSIP No. 719320103               13 D/A                     Page 5 of 10 Pages
-------------------                                          ------------------

          Nomikos's beneficial ownership of the 8% Subordinated Convertible Note was previously disclosed on Schedule 13G.

          The warrants granted to PYC under the Loan Agreement were exercisable immediately upon grant and the outstanding principal amount of the debentures issued by the Company on June 2, 2000 was convertible upon issuance and continues to be convertible at any time, in whole or in part, at the option of the holder of the debenture, into fully paid, validly issued and nonassessable shares of Common Stock.

          On September 26, 2000, PYC exercised its rights under a warrant to purchase 575,000 shares of Common Stock. The warrants were purchased using PYC's corporate funds. On November 29, 2000, Peter Markou Nomikos exercised his rights under stock options to purchase 10,000 shares of Common Stock. Mr. Nomikos used personal funds to purchase the Common Stock under the options. Each of the warrant and stock options in this paragraph was previously reported on Schedule 13G.

          On December 17, 2001, PYC purchased $5,000,000 worth of 6% Senior Convertible Debentures from the Company. The debentures are convertible, in whole or in part, at the option of the holder, into fully paid, validly issued and nonassessable shares of Common Stock at a conversion price of $3.25 per share, subject to certain adjustments. The debentures were purchased using PYC's corporate funds.

Item 4.   Purpose of the Transaction.
          --------------------------

          The acquisition of the warrants by PYC as described in Item 3 was part of the consideration paid to induce PYC to provide the $2,250,000 short term line of credit. The purpose of the loan was to provide needed working capital for the Company. PYC has converted the outstanding loan obligation to a 10% Senior Convertible Debenture, thereby allowing the Company to continue to use the funds for working capital. In addition, Peter Markou Nomikos, acting on his own behalf, converted his Amended and Restated 8% Subordinated Convertible Note to a 10% Senior Convertible Debenture, thereby allowing the Company to continue to use the funds for working capital.

          As an advisor of PYC, Peter Markou Nomikos exercises control of PYC, and therefore control of PYC's power to vote PYC's Common Stock.

          In addition to his personal holdings and his control of the Common Stock owned by PYC, Peter Markou Nomikos also exercises considerable control over the operation and direction of the Company through his position as Chairman of the Board of Directors. Peter Markou Nomikos plans to continue in his role as

-------------------                                          ------------------
CUSIP No. 719320103               13 D/A                     Page 6 of 10 Pages
-------------------                                          ------------------

          Chairman of the Board of Directors and will continue to exercise his control interest when making decisions on behalf of the Company.

          PYC acquired the 6% Senior Convertible Debentures described above for investment purposes.

          Neither PYC nor Peter Markou Nomikos have any plans to purchase additional securities of the Company although PYC and Peter Markou Nomikos may exercise their respective rights to purchase securities under outstanding warrants and options, or through the conversion of the 10% Senior Convertible Debentures and 6% Senior Convertible Debentures, which PYC and Peter Markou Nomikos hold. PYC and Peter Markou Nomikos may also provide additional financing to the Company based on the Company's working capital needs. Such financing may include warrants or options to purchase additional securities of the Company. PYC and Peter Markou Nomikos have no plans to sell any securities of the Company. Peter Markou Nomikos may also receive additional options to buy Common Stock as compensation for his service to the Company as Chairman of the Board.

          Except as set forth above, PYC and Peter Markou Nomikos have no plans or proposals with respect to the matters set forth in paragraphs (a) -
          (j) under Item 4 of the Instructions.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

               (a) The aggregate number of shares of Common Stock beneficially owned by PYC is 5,826,592. This number includes the following securities: 2,952,735 shares of Common Stock owned by PYC; warrants held by PYC for the purchase of 660,000 shares of Common Stock; a 10% Senior Convertible Debenture owned by PYC which is convertible into 675,395 shares of Common Stock (based upon the outstanding principal and interest on the debenture as of December 31, 2001); and a 6% Senior Convertible Debenture owned by PYC which is convertible into 1,538,462 shares of Common Stock (based upon the outstanding principal on the debenture as of December 17, 2001). For purposes of Section 13, PYC beneficially owns 45.4% of the Company. This percentage is based upon 12,821,275 shares of outstanding Common Stock./2/
-----------------------------
2 The total number of outstanding shares of Common Stock used to calculate PYC's percentage of beneficial ownership includes 9,947,418 shares of Common Stock outstanding (as reported by the Company's stock transfer agent as of December 17, 2001) plus 2,873,857 shares which represents the number of shares that would be added to the total amount of outstanding stock if PYC converted all debentures and warrants.

-------------------                                          ------------------
CUSIP No. 719320103               13 D/A                     Page 7 of 10 Pages
-------------------                                          ------------------

                    The aggregate number of shares of Common Stock beneficially owned by Peter Markou Nomikos is 6,675,533. This number includes the following securities: 481,560 shares of Common Stock owned directly by Mr. Nomikos; options held by Mr. Nomikos to purchase 137,500 shares of Common Stock; a 10% Senior Convertible Debenture owned by Mr. Nomikos which is convertible into 229,581 shares of Common Stock (based upon the outstanding principal and interest on the debenture as of December 31, 2001); 2,952,735 shares of Common Stock owned by PYC; warrants held by PYC for the purchase of 660,000 shares of Common Stock; a 10% Senior Convertible Debenture owned by PYC Corporation which is convertible into 675,395 shares of Common Stock (based upon the outstanding principal and interest on the debenture as of December 31,
                    2001); a 6% Senior Convertible Debenture owned by PYC which is convertible into 1,538,462 shares of Common Stock (based upon the outstanding principal on the debenture as of December 17, 2001); and 300 shares of Common Stock owned by Petronome Corporation. For purposes of Section 13, Peter Markou Nomikos beneficially owns 50.6% of the Company. This percentage is based upon 13,188,356 shares of outstanding Common Stock./3/

               (b) PYC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 5,826,592 shares of Common Stock. PYC does not share the power to vote or direct the vote of, or to dispose or direct the disposition of, any shares of Common Stock.

                    Peter Markou Nomikos has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 6,675,533 shares of Common Stock. The reporting person does not share the power to vote or direct the vote of, or to dispose or direct the disposition of, any shares of Common Stock.

               (c) The following transaction took place during the past 60 days:

                    On December 17, 2001, PYC purchased $5,000,000 worth of 6% Senior Convertible Debentures from the Company. The debentures are convertible, in whole or in part, at the option of
-------------------------------------------
3 The total number of outstanding shares of Common Stock used to calculate Mr. Nomikos's percentage of beneficial ownership includes 9,947,418 shares of Common Stock outstanding (as reported by the Company's stock transfer agent as of December 17, 2001) plus 3,240,938 shares which represents the number of shares that would be added to the total amount of outstanding stock if Mr. Nomikos and PYC converted all stock options, debentures and warrants.

-------------------                                          ------------------
CUSIP No. 719320103               13 D/A                     Page 8 of 10 Pages
-------------------                                          ------------------

                    PYC, into fully paid, validly issued and nonassessable shares of Common Stock at a conversion price of $3.25 per share, subject to certain adjustments. The debentures were purchased using PYC's corporate funds.

               (d)  Not applicable.

               (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          PYC holds a 10% Senior Convertible Debenture with a face value of $2,312,755.56. The Company has exercised its option under the Debenture to add the interest to the outstanding principal amount owed on the Debenture. As of December 31, 2001, the total principal and interest owed on the Debenture owned directly by PYC and indirectly by Peter Nomikos is $2,701,579 which is convertible to 675,395 shares of Common Stock.

          PYC acquired warrants to purchase 450,000 shares of Common Stock/4/ of the Company pursuant to the Loan Agreement as described under Items 3 and 4 (which descriptions are incorporated herein by reference).

          Peter Markou Nomikos holds a 10% Senior Convertible Debenture with a face value of $786,153.34. The Company has exercised its option under the Debenture to add the interest to the outstanding principal amount owed on the Debenture. As of December 31, 2001, the total principal and interest owed on the Debenture owned by Peter Markou Nomikos is $918,322 which is convertible to 229,581 shares of Common Stock.

          The shares of Common Stock underlying the 10% Senior Convertible Debentures have been registered on a Form S-3 with the Securities and Exchange Commission, pursuant to a registration rights agreement between the Company, the purchasers of the 10% Senior Convertible Debentures and the other parties thereto.

          PYC holds a 6% Senior Convertible Debenture with a face value of $5,000,000. As of December 17, 2001, the total principal on the Debenture owned by PYC is $5,000,000 which is convertible into 1,538,462 shares of Common Stock. Pursuant to a registration rights agreement between the Company and PYC, the Company has agreed to use its best efforts to file a registration statement on Form
----------------------------------------
4 PYC holds additional warrants to purchase 235,000 shares of Common Stock which were previously included in the totals reported on Schedule 13G.

-------------------                                          ------------------
CUSIP No. 719320103               13 D/A                     Page 9 of 10 Pages
-------------------                                          ------------------

          S-3 which will register for resale the shares of Common Stock issuable upon conversion of the debenture.

          Peter Markou Nomikos also holds options to purchase 137,500 share of Common Stock. These options were granted to Peter Markou Nomikos under various stock option agreements and have been previously reported on Schedule 13G. These options were granted to Peter Markou Nomikos as compensation for his service as Chairman of the Board of Directors of the Company and other positions previously held with the Company.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit 1 Amended and Restated 8% Subordinated Convertible Note Due on Demand in favor of Peter M. Nomikos (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Person on February 14, 2001).

          Exhibit 2 Loan Agreement - 8% Short Term Line of Credit - Common Stock Purchase Warrants between Photoelectron Corporation and PYC Corporation (incorporated by reference to Exhibit 2 to the Schedule 13D filed by the Reporting Person on February 14, 2001).

          Exhibit 3 10% Senior Convertible Debenture for Peter M. Nomikos (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Person on February 14, 2001).

          Exhibit 4 10% Senior Convertible Debenture for PYC Corporation (incorporated by reference to Exhibit 4 to the Schedule 13D filed by the Reporting Person on February 14, 2001).

          Exhibit 5 Amendment 1 to the Confidential Private Placement Memorandum (incorporated by reference to Exhibit 5 to the Schedule 13D filed by the Reporting Person on February 14,
                     2001).

          Exhibit 6  6% Senior Convertible Debenture issued to PYC Corporation.

          Exhibit 7 Registration Rights Agreement between the registrant and PYC Corporation.

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CUSIP No. 719320103                 13 D/A                  Page 10 of 10 Pages
-------------------                                         -------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2001



                              PYC CORPORATION

                              By: /s/ Peter Constantine Nomikos
                                  -----------------------------
                              Name: Peter Constantine Nomikos
                              Title:  President



     Attention:  Intentional misstatements or omissions of fact constitute
                 Federal criminal violations (See 18 U.S.C. 1001).